SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 1)*

WorldPages.com, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00751B106
(CUSIP Number)

     Lawrence D. Hui, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C. 551 Fifth Avenue New York, New York 10176 Tel: (212) 986-6000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2000
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                            (Continued on the following pages)

                                  (Page 1 of 5)

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Halifax Fund, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands, BWI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  4,300,230

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  4,300,230

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,300,230

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                  EXCLUDES CERTAIN SHARES*  [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  8.4%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  The Palladin Group, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  4,300,230

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  4,300,230

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,300,230

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  8.4%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(d) with respect to the shares of common stock, $.0001 par value (the "Common Stock") of WorldPages.com, Inc. (the "Issuer") beneficially owned by the Reporting Persons specified herein as of February 5, 2001 and amends and supplements the Schedule 13G dated March 6, 2000 (the "Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)      Amount beneficially owned:

                   Halifax and Palladin together beneficially own 4,300,230 shares of Common Stock. Palladin is a beneficial owner only by virtue of being the investment manager of Halifax and expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

          (b)      Percent of class:

                   Halifax and Palladin's aggregate beneficial ownership of 4,300,230 shares of Common Stock constitutes 8.4% of all of the outstanding shares of Common Stock. Palladin is a beneficial owner only by virtue of being the investment manager of Halifax and expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

          (c)      Number of shares as to which such person has:

                   (i)  Sole power to vote or to direct the vote

                        Not applicable.

                   (ii)  Shared power to vote or to direct the vote

                        Halifax and Palladin together have shared power to vote or direct the vote of 4,300,230 shares of Common Stock. Palladin is a beneficial owner only by virtue of being the investment manager of Halifax and expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

                   (iii)  Sole power to dispose or to direct the disposition of

                        Not applicable.

                   (iv)  Shared power to dispose or to direct the disposition of

                        Halifax and Palladin together have shared power to dispose or direct the disposition of 4,300,230 shares of Common Stock. Palladin is a beneficial owner only by virtue of being the investment manager of Halifax and expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

Item 10.  Certification.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated: February 5, 2001

                                    HALIFAX FUND, L.P.
                                    By: Yarmouth Investments Ltd.,
                                            General Partner


                                            By:      /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person


                                    THE PALLADIN GROUP, L.P.
                                    By: Palladin Capital Management, LLC,
                                            General Partner


                                            By:      /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person